WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN



                 Financial Statements and Supplemental Schedules
               For the Years Ended December 31, 1995 and 1994 and
                          Independent Auditors' Report

                   WATKINS-JOHNSON EMPLOYEES' INVESTMENT PLAN


                                TABLE OF CONTENTS


- --------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994 AND FOR THE
   YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits with Fund Information    2-3

   Statements of Changes in Net Assets Available for Benefits with
     Fund Information                                                       4-5

   Notes to Financial Statements                                            6-8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1995 AND FOR THE
   YEAR THEN ENDED:

   Schedule 1--Assets Held For Investment Purposes                           9

   Schedule 2--Reportable Transactions                                     10-12

Deloitte &
  Touche LLP
- ------------   -----------------------------------------------------------------
               50 Fremont Street                       Telephone: (415) 247-4000
               San Francisco, California 94105-2230    Facsimile: (415) 247-4329



INDEPENDENT AUDITORS' REPORT


The Administrative Committee, Watkins-Johnson
  Employees' Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Watkins-Johnson Employees' Investment Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules, listed in the foregoing table of contents, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information by fund and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

May 24, 1996


- ----------------
Deloitte Touche
Tohmatsu
International
- ----------------

                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, DECEMBER 31, 1995



                                                                                   Supplemental Information
                                                       -----------------------------------------------------------------------------
                                                        Retirement
                                                        Government         Fixed
                                          Total        Money Market     Income Fund    Magellan Fund   OTC Portfolio   Balanced Fund
                                       ------------    ------------     -----------    -------------   -------------   -------------
Assets:
     Cash and cash equivalents         $    305,418               -               -                -               -               -
     Deposit contracts                   37,601,324               -     $37,601,324                -               -               -
                                       ------------    ------------     -----------     ------------    ------------    ------------

           Total                         37,906,742               -      37,601,324                -               -               -
                                       ------------    ------------     -----------     ------------    ------------    ------------

     Investments (at fair value):
     Fidelity mutual funds               72,828,734    $  3,413,260       5,752,804     $ 30,944,009    $ 10,745,759    $ 16,609,403
     Common stock of Plan sponsor
     (cost of $5,197,702)                 6,385,269               -               -                -               -               -
                                       ------------    ------------     -----------     ------------    ------------    ------------

           Total                         79,214,003       3,413,260       5,752,804       30,944,009      10,745,759      16,609,403
                                       ------------    ------------     -----------     ------------    ------------    ------------

           Total Investments            117,120,745       3,413,260      43,354,128       30,944,009      10,745,759      16,609,403

     Receivables:
     Employer contributions                       -               -               -                -               -               -
     Interest and dividends                  18,948               -               -                -               -               -
                                       ------------    ------------     -----------     ------------    ------------    ------------

           Total                             18,948               -               -                -               -               -
                                       ------------    ------------     -----------     ------------    ------------    ------------

           Total Assets                 117,139,693       3,413,260      43,354,128       30,944,009      10,745,759      16,609,403
                                       ------------    ------------     -----------     ------------    ------------    ------------

     Liabilities:
     Expenses payable                        14,388             245           8,737            2,342             831           1,208
     Purchase of Securities &
     Interest                                36,194               -          36,194                -               -               -
                                       ------------    ------------     -----------     ------------    ------------    ------------

           Total Liabilities                 50,582             245          44,931            2,342             831           1,208
                                       ------------    ------------     -----------     ------------    ------------    ------------

Net Assets Available for Benefits      $117,089,111    $  3,413,015     $43,309,197     $ 30,941,667    $ 10,744,928    $ 16,608,195
                                       ============    ============     ===========     ============    ============    ============


                                                                 Supplemental Information
                                       ------------------------------------------------------------------
                                              Watkins-
                                              Johnson           Growth &      Intermediate       Overseas
                                             Stock Fund          Income           Bond              Fund
                                            -----------     -------------    ------------     ----------
Assets:
     Cash and cash equivalents              $   305,418                 -               -              -
     Deposit contracts                                -                 -               -              -
                                            -----------     -------------    ------------     ----------
                                                                                        -
           Total                                305,418                 -               -              -
                                            -----------     -------------    ------------     ----------

     Investments (at fair value):
     Fidelity mutual funds                            -      $  3,427,187    $  1,136,000     $  800,312
     Common stock of Plan sponsor
     (cost of $5,197,702)                     6,385,269                 -               -              -
                                            -----------     -------------    ------------     ----------

           Total                              6,385,269         3,427,187       1,136,000        800,312
                                            -----------     -------------    ------------     ----------

           Total Investments                  6,690,687         3,427,187       1,136,000        800,312

     Receivables:
     Employer contributions                           -                 -               -              -
     Interest and dividends                      18,948                 -               -              -
                                            -----------     -------------    ------------     ----------

           Total                                 18,948                 -               -              -
                                            -----------     -------------    ------------     ----------

           Total Assets                       6,709,635         3,427,187       1,136,000        800,312
                                            -----------     -------------    ------------     ----------

     Liabilities:
     Expenses payable                               464               375             100             86
     Purchase of Securities &
     Interest                                         -                 -               -              -
                                            -----------     -------------    ------------     ----------

           Total Liabilities                        464               375             100             86
                                            -----------     -------------    ------------     ----------

Net Assets Available for Benefits           $ 6,709,171      $  3,426,812    $  1,135,900     $  800,226
                                            ===========     =============    ============     ==========


See notes to financial statements.


                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, DECEMBER 31, 1994


                                                                          Supplemental Information
                                                 -----------------------------------------------------------------------------------
                                                  Retirement                                                               Watkins-
                                                  Government    Fixed Income    Magellan         OTC          Balanced     Johnson
                                      Total      Money Market       Fund          Fund         Portfolio        Fund      Stock Fund
                                   ------------  ------------   -----------    -----------    ----------    -----------   ----------
Assets:
   Cash and cash equivalents       $    190,313            -              -              -             -              -   $  190,313
   Deposit contracts                 48,771,667            -    $48,771,667              -             -              -            -
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

         Total                       48,961,980            -     48,771,667              -             -              -      190,313
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

   Investments (at fair value):
   Fidelity mutual funds             48,457,948   $2,908,248      1,196,343    $21,518,558    $6,421,503    $16,413,296            -
   Corporate stocks                   2,726,713            -              -              -             -              -    2,726,713
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

         Total                       51,184,661    2,908,248      1,196,343     21,518,558     6,421,503     16,413,296    2,726,713
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

         Total Investments          100,146,641    2,908,248     49,968,010     21,518,558     6,421,503     16,413,296    2,917,026

   Receivables:
   Employer contributions             3,194,198       57,908        823,131        971,749       391,467        802,049      147,894
   Interest and dividends                11,123            -              -              -             -              -       11,123
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

         Total                        3,205,321       57,908        823,131        971,749       391,467        802,049      159,017
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

         Total Assets               103,351,962    2,966,156     50,791,141     22,490,307     6,812,970     17,215,345    3,076,043
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

   Liabilities:
   Expenses payable                      15,065          473          7,223          3,341         1,033          2,524          471
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

         Total Liabilities               15,065          473          7,223          3,341         1,033          2,524          471
                                   ------------   ----------    -----------    -----------    ----------    -----------   ----------

Net Assets Available for Benefits  $103,336,897   $2,965,683    $50,783,918    $22,486,966    $6,811,937    $17,212,821   $3,075,572
                                   ============   ==========    ===========    ===========    ==========    ===========   ==========


See notes to financial statements.


                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, YEAR ENDED DECEMBER 31, 1995

                                                                                  Supplemental Information
                                                          --------------------------------------------------------------------------
                                                           Retirement
                                                           Government
                                                              Money         Fixed Income         Magellan            OTC
                                            Total            Market             Fund               Fund           Portfolio
                                        --------------    --------------    --------------     -------------    --------------
ADDITIONS:

  Investment Earnings:
    Interest                            $   2,988,881                       $   2,987,110                 -                -
    Dividends                               3,585,772     $    187,310                  -      $  1,786,159     $    613,324
                                        --------------    --------------    --------------     -------------    --------------

      Total                                 6,574,653          187,310      $   2,987,110         1,786,159          613,324
                                        --------------    --------------    --------------     -------------    --------------

    Net appreciation (depreciation)
    in fair value of investments           11,467,825                -                  -         6,437,175         2,099,375


    Trustee fees                              (39,160)            (991)           (18,645)           (8,700)           (3,042)
                                        --------------    --------------    --------------     -------------    --------------

      Total                                11,428,665             (991)           (18,645)        6,428,475         2,096,333
                                        --------------    --------------    --------------     -------------    --------------

  Total investments earnings               18,003,318          186,319          2,968,465         8,214,634         2,709,657
                                        --------------    --------------    --------------     -------------    --------------

  Contributions:
    Employer                                2,404,451           76,550            514,244           743,620          309,630
    Employee                                7,268,512          200,175          1,479,579         2,240,400          988,113
                                        --------------    --------------    --------------     -------------    --------------

      Total                                 9,672,963          276,725          1,993,823         2,984,020        1,297,743
                                        --------------    --------------    --------------     -------------    --------------

  Total additions                          27,676,281          463,044          4,962,288        11,198,654        4,007,400
                                        --------------    --------------    --------------     -------------    --------------

DEDUCTIONS:

  Distributions to participants           (13,924,067)        (413,815)        (6,368,621)       (3,254,828)      (1,017,021)
                                        --------------    --------------    --------------     -------------    --------------

  Increase (decrease) in net assets
  before interfund transfers               13,752,214           49,229         (1,406,333)        7,943,826        2,990,379

  Interfund transfers                               -          398,103         (6,068,388)          510,875          942,612
                                        --------------    --------------    --------------     -------------    --------------

  Net Increase (decrease)                  13,752,214          447,332         (7,474,721)        8,454,701        3,932,991

  Net assets available for benefits,
  January 1                               103,336,897        2,965,683         50,783,918        22,486,966        6,811,937
                                        --------------    --------------    --------------     -------------    --------------

  Net assets available for benefits,
  December 31                           $ 117,089,111     $  3,413,015      $  43,309,197      $ 30,941,667     $ 10,744,928
                                        ==============    ==============    ==============     =============    ==============



                                                                           Supplemental Information
                                         ------------------------------------------------------------------------------------------

                                                               Watkins-
                                              Balanced          Johnson          Growth &       Intermediate       Overseas
                                                Fund          Stock Fund          Income            Bond             Fund
                                            -------------    --------------    -------------    --------------    ------------
ADDITIONS:

  Investment Earnings:
    Interest                                           -            1,771
    Dividends                               $    728,129     $     90,741      $    132,600     $     29,008      $     18,501
                                            -------------    --------------    -------------    --------------    -------------

      Total                                      728,129           92,512           132,600     $     29,008      $     18,501
                                            -------------    --------------    -------------    --------------    -------------

    Net appreciation (depreciation)
    in fair value of investments               1,614,572        1,063,345           240,541           17,298            (4,481)


    Trustee fees                                  (4,840)          (1,734)             (791)            (236)             (181)
                                            -------------    --------------    -------------    --------------    -------------

      Total                                    1,609,732        1,061,611           239,750           17,062            (4,662)
                                            -------------    --------------    -------------    --------------    -------------

  Total investments earnings                   2,337,861        1,154,123           372,350           46,070            13,839
                                            -------------    --------------    -------------    --------------    -------------

  Contributions:
    Employer                                     522,109          197,555            26,186            5,822             8,735
    Employee                                   1,540,877          604,889           119,100           22,352            73,027
                                            -------------    --------------    -------------    --------------    -------------

      Total                                    2,062,986          802,444           145,286           28,174            81,762
                                            -------------    --------------    -------------    --------------    -------------

  Total additions                              4,400,847        1,956,567           517,636           74,244            95,601
                                            -------------    --------------    -------------    --------------    -------------

DEDUCTIONS:

  Distributions to participants               (2,248,929)        (280,673)         (302,810)          (9,771)          (27,599)
                                            -------------    --------------    -------------    --------------    -------------

  Increase (decrease) in net assets
  before interfund transfers                   2,151,918        1,675,894           214,826           64,473            68,002

  Interfund transfers                         (2,756,544)       1,957,705         3,211,986        1,071,427           732,224
                                            -------------    --------------    -------------    --------------    -------------

  Net Increase (decrease)                       (604,626)       3,633,599         3,426,812        1,135,900           800,226

  Net assets available for benefits,
  January 1                                   17,212,821        3,075,572                 -                -                 -
                                            -------------    --------------    -------------    --------------    -------------

  Net assets available for benefits,
  December 31                               $ 16,608,195     $  6,709,171         3,426,812     $  1,135,900      $    800,226
                                            =============    ==============    =============    ==============    =============


See notes to financial statements.



                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, YEAR ENDED DECEMBER 31, 1994

                                                                                      Supplemental Information
                                                                             ---------------------------------------
                                                                               Retirement
                                                                               Government
                                                                                 Money                Fixed Income
                                                         Total                   Market                   Fund
                                                     --------------          ---------------         ---------------
ADDITIONS:

  Investment Earnings:
    Interest                                         $   3,490,952                      -            $   3,490,952
    Dividends                                            1,645,258           $    103,107                        -
                                                     --------------          ---------------         ---------------

      Total                                              5,136,210                103,107            $   3,490,952
                                                     --------------          ---------------         ---------------

    Net appreciation (depreciation) in fair value
    of investments                                      (2,516,210)                     -                        -

    Trustee fees                                           (30,074)                  (897)                 (14,822)
                                                     --------------          ---------------         ---------------

      Total                                             (2,546,284)                  (897)                 (14,822)
                                                     --------------          ---------------         ---------------

  Total investments earnings                             2,589,926                102,210                3,476,130
                                                     --------------          ---------------         ---------------

  Contributions:
    Employer                                             3,194,198                 57,908                  823,131
    Employee                                             6,077,422                168,832                1,351,122
                                                     --------------          ---------------         ---------------

      Total                                              9,271,620                226,740                2,174,253
                                                     --------------          ---------------         ---------------

  Total additions                                       11,861,546                328,950                5,650,383
                                                     --------------          ---------------         ---------------

DEDUCTIONS:

  Distributions to participants                         (8,751,601)              (284,041)              (3,444,886)
                                                     --------------          ---------------         ---------------

  Increase (decrease) in net assets before
  interfund transfers                                    3,109,945                 44,909                2,205,497

  Transfers between funds                                        -                512,345               (3,078,152)
                                                     --------------          ---------------         ---------------

  Net Increase (decrease)                                3,109,945                557,254                 (872,655)

  Net assets available for benefits, January 1         100,226,952              2,408,429               51,656,573
                                                     --------------          ---------------         ---------------

  Net assets available for benefits, December 31     $ 103,336,897           $  2,965,683            $  50,783,918
                                                     ==============          ===============         ===============




                                                                                     Supplemental Information
                                                  ----------------------------------------------------------------------------------

                                                                                                                        Watkins-
                                                       Magellan                OTC                Balanced              Johnson
                                                         Fund               Portfolio               Fund              Stock Fund
                                                    ---------------       --------------        --------------       --------------
ADDITIONS:

  Investment Earnings:
    Interest                                                   -                     -                     -                    -
    Dividends                                       $    864,469          $     56,515          $    566,511         $     54,656
                                                    ---------------       --------------        --------------       --------------

      Total                                              864,469                56,515               566,511               54,656
                                                    ---------------       --------------        --------------       --------------

    Net appreciation (depreciation) in fair value
    of investments                                    (1,334,633)             (239,116)           (1,624,707)             682,246

    Trustee fees                                          (6,552)               (1,930)               (5,118)                (755)
                                                    ---------------       --------------        --------------       --------------

      Total                                           (1,341,185)            (241, 046)           (1,629,825)             681,491
                                                    ---------------       --------------        --------------       --------------

  Total investments earnings                            (476,716)             (184,531)           (1,063,314)             736,147
                                                    ---------------       --------------        --------------       --------------

  Contributions:
    Employer                                             971,749               391,467               802,049              147,894
    Employee                                           1,933,889               774,002             1,649,823              199,754
                                                    ---------------       --------------        --------------       --------------

      Total                                            2,905,638             1,165,469             2,451,872              347,648
                                                    ---------------       --------------        --------------       --------------

  Total additions                                      2,428,922               980,938             1,388,558            1,083,795
                                                    ---------------       --------------        --------------       --------------

DEDUCTIONS:

  Distributions to participants                       (1,552,084)             (493,516)           (2,872,449)            (104,625)
                                                    ---------------       --------------        --------------       --------------

  Increase (decrease) in net assets before
  interfund transfers                                    876,838               487,422            (1,483,891)             979,170

  Transfers between funds                              1,230,233               278,796               504,704              552,074
                                                    ---------------       --------------        --------------       --------------

  Net Increase (decrease)                              2,107,071               766,218              (979,187)           1,531,244

  Net assets available for benefits, January 1        20,379,895             6,045,719            18,192,008            1,544,328
                                                    ---------------       --------------        --------------       --------------

  Net assets available for benefits, December 31    $ 22,486,966          $  6,811,937          $ 17,212,821         $  3,075,572
                                                    ===============       ==============        ==============       ==============

See notes to financial statements.


                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


- --------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The Watkins-Johnson Employees' Investment Plan (the Plan) was created by Watkins-Johnson Company effective January 1, 1967. The Plan, amended as of January 1, 1991, conforms to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), and is in compliance with the Tax Reform Act of 1986. The Plan added the Salary Deferral Plan, known as a 401(k) Plan in reference to the Internal Revenue Code Section 401(k) on April 1, 1983. Watkins-Johnson Company terminated the Profit Sharing portion of the Plan on January 1, 1995, and restated the Plan as Watkins-Johnson Employees' Investment Plan. A Company match of up to a maximum of 3% of regular compensation was added to the Plan to replace the Profit Sharing portion. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       Beginning January 1, 1995, employees of Watkins-Johnson Company on U.S. payroll are generally eligible to participate after 90 days of service. In prior periods, the eligibility requirement was one year.

       Participant and Company contributions are fully vested.

       The Fidelity Retirement Government Money Market Portfolio invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations.


       The Fixed Income Fund principally consists of the following deposits for unsecured contracts with a fixed interest rate:

                                                                 1995            1994
                                                             ----------      -----------

       Bankers Trust Company,
       interest at 8.48%, matured in June 1995               $         -     $13,415,630

       Continental Assurance Company,
       interest at 4.90%, matures in June 1997                   960,881       4,071,426

       Continental Assurance Company,
       interest at 7.43%, matures in December 1999             2,720,767       3,944,043


       New York Life Insurance Company,
       interest at 7.00%, 50% matures in December 1998
       50% matures in June 1999                                7,710,425       7,752,411

       Peoples' Security Life Insurance Company,
       interest at 5.04%, matures in March 2000                4,051,209               -


                                                                  1995          1994
                                                             -----------     -----------
       Protective Life Insurance Company,
       interest at 8.46%, matured in June 1995                         -       6,709,673

       Provident Life and Accident Insurance Company,
       interest at 5.10%, 50%, matures in July 1996
       50% matures in June 1997                                2,178,916       6,369,304

       Sun Life Insurance Company of America,
       interest at 7.07%, matures in June 1998                 2,437,238       2,449,093

       Fidelity Managed Income Portfolio II (MIPII)           15,124,963               -

       Transamerica Occidental Life Insurance Company,
       interest at 6.74%, 50% matures in December 1996
       50% matures in December 1997                            2,416,925       4,060,087
                                                             -----------     -----------

       Total deposit contracts                                37,601,324      48,771,667

       Fidelity Fixed Income Fund                              5,752,804       1,196,343
                                                             -----------     -----------

       Total Fixed Income Fund                               $43,354,128     $49,968,010
                                                             ===========     ===========

       The Fidelity  Magellan Fund is a growth fund and invests in stock of both
       well-known  and   lesser-known   foreign  and  domestic   companies  with
       above-average growth potential.

       The Fidelity OTC Portfolio is a growth fund and invests primarily in securities traded on the over-the-counter securities market including common stocks, preferred stocks, securities convertible into common stocks and debt securities.

       The Fidelity Balanced Fund is a growth and income fund and invests in investment grade or higher bonds and other high-yielding securities, including common and preferred stocks.

       The Watkins-Johnson Stock Fund invests primarily in Watkins-Johnson Company's common stock. At December 31, 1995 and 1994, the Plan owned 145,949 and 91,266 shares, respectively, representing 1.8% and 1.2%, respectively, of total Watkins-Johnson Company common stock shares.

       The Fidelity Intermediate Bond Fund seeks a high level of current income. This fund invests in bonds rated BBB or better with a dollar-weighted average maturity of between 3 and 10 years.

       The  Fidelity  Growth  and  Income  Portfolio  seeks  long-term   capital
       appreciation, current income, and growth of income. The fund invests primarily in stocks, and also in a broad range of convertibles and fixed-income securities.

       The  Fidelity  Overseas  Fund  seeks  long-term   capital   appreciation,
       primarily through investments in foreign securities.

       The description of each Fidelity Mutual Fund's investment objective, as provided above, is as stated in the individual fund's prospectus.

       The Plan, as amended, allows all participants to direct contributions to the funds of their choice.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

       The Plan obtained its latest determination letter in August 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and was tax-exempt as of December 31, 1995.


2.     SIGNIFICANT ACCOUNTING POLICIES

       Cash and cash equivalents are highly liquid investments with a maturity of three months or less.

       Deposit contracts are stated at contract value (cost plus accumulated interest) and are benefit responsive.

       Investments are stated at fair value based on quoted market prices; the unrealized difference between cost and market is included in determining Plan net assets.

       Dividend and interest income are recorded on the accrual basis.

       Administrative expenses incurred on behalf of the Plan are paid by Watkins-Johnson Company except for trustee fees which are paid by the Plan. Such fees are recorded on the accrual basis.

       Contributions are matched bi-weekly at the rate of 100% of the first 2% of regular compensation contributed by participants, and 50% of the next 2% contributed, up to a maximum Company matching of 3% of regular compensation. A participant may contribute a maximum of 15% of the participant's regular compensation.

       Distributions for in-service withdrawals, voluntary withdrawals, age 59-1/2 withdrawals, hardship and rollover withdrawals may be taken at any time by the participant. Upon termination, death, or permanent disability the participant or participant's designated beneficiary may take a lump sum distribution, periodic payments or leave funds in the Plan until age 70-1/2.

       Forfeitures recorded in 1995 relate to activity originating prior to January 1, 1995. Total forfeitures recorded in 1995 and 1994 were $21,846 and $57,668, respectively, and were allocated to individual active participants in the ratio that each such participant's regular compensation bore to the aggregate of such regular compensation for all eligible Plan participants for the applicable Plan year.

3.     SUBSEQUENT EVENTS

       On January 1, 1996, the Company eliminated the 90 day service requirement
       for   participation  in  the  Plan  so  that  employees  become  eligible immediately upon their date of hire.

       In 1996, the Company dissolved the Watkins-Johnson Employee Stock Ownership Plan and its assets were transferred as another source to the Employees' Investment Plan.

                                                                                                                          Schedule 1
                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

                                              ITEM 27a--SUPPLEMENTAL SCHEDULE OF ASSETS
                                                    HELD FOR INVESTMENT PURPOSES
                                                       AS OF DECEMBER 31, 1995

                                                                                          Number of
                Identity of Issue                       Description of Investment           Shares           Cost        Fair Value
- ---------------------------------------------      ------------------------------------  -----------    ------------    ------------

Fidelity Management Trust Company                  Retirement Government Money Market                   $  3,413,245    $  3,413,260

Fidelity Managed Income Portfolio II               Fixed Income Fund (Deposit Contracts)                  15,124,963      15,124,963

Continental Assurance Company                      Fixed Income Fund (Deposit Contracts)                   3,681,648       3,681,648

New York Life Insurance Company                    Fixed Income Fund (Deposit Contracts)                   7,710,425       7,710,425

Peoples Security Life                              Fixed Income Fund (Deposit Contracts)                   4,051,209       4,051,209

Provident Life and Accident Insurance Company      Fixed Income Fund (Deposit Contracts)                   2,178,916       2,178,916

Sun America Life Insurance Company                 Fixed Income Fund (Deposit Contracts)                   2,437,238       2,437,238

Transamerica Occidental Life Insurance Company     Fixed Income Fund (Deposit Contracts)                   2,416,925       2,416,925

Fidelity Management Trust Company                  Fixed Income Fund  (Cash Portfolio)                     5,752,804       5,752,804

Fidelity Management Trust Company                  Magellan Fund                            359,898       25,573,920      30,944,009

Fidelity Management Trust Company                  OTC Portfolio                            354,295        9,375,712      10,745,759

Fidelity Management Trust Company                  Balanced Fund                          1,228,506       15,745,829      16,609,403

Fidelity Management Trust Company                  Growth & Income                          126,698        3,191,872       3,427,187

Fidelity Management Trust Company                  Intermediate Bond                        109,126        1,118,933       1,136,000

Fidelity Management Trust Company                  Overseas Fund                             27,531          805,420         800,312

Watkins-Johnson Company                            Common Stock                             145,959        5,503,120       6,690,687
                                                                                                        ------------    ------------

Total Investments                                                                                       $108,082,179    $117,120,745
                                                                                                        ============    ============


                                                                                                                          Schedule 2
                                                          WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

                                            ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1995

          (One or a Series of Transactions Exceeding 5% of the Fair Value of the Plan Assets at the Beginning of the Year)


                                                                                                           Fair Value
    Identity of Party                                                                                      of Asset on     Net Gain
        Involved              Description of Asset      Purchase Price  Selling Price   Cost of Asset   Transaction Date  or (Loss)
- ------------------------   --------------------------   --------------  -------------   -------------   ----------------  ----------

Single Transactions:(1)

Bankers Trust              Fixed Income Fund (Deposit        -          $ 11,750,000    $ 11,750,000     $ 11,750,000         *
                           Contract)


Protective Life            Fixed Income Fund(Deposit         -             6,851,030       6,851,030        6,851,030         *
                           Contracts)




(1) No expenses were incurred with any reportable transaction.

 * For each transaction, fair value (contract value) was equal to cost and accumulated interest.


                                                                                                              Schedule 2 (continued)

                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

                                            ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1995

          (One or a Series of Transactions Exceeding 5% of the Fair Value of the Plan Assets at the Beginning of the Year)



    Identity of Party
        Involved                     Description of Asset             Purchase Price       Selling Price        Cost of Asset
- ---------------------------    ---------------------------------    -----------------    -----------------    ----------------

Series of Transactions:(1)

Bankers Trust                  Fixed Income Fund (Deposit                      -         $ 13,935,322         $ 13,935,322
                               Contract)
                               (3 Transactions)

Fidelity Managed Income        Fixed Income Fund (Deposit           $ 16,607,211                    -           16,607,211
Portfolio II (MIPII)           Contracts)
                               (93 Transactions)

Protective Life                Fixed Income Fund (Deposit                      -            7,160,494            7,160,494
                               Contract)
                               (3 Transactions)

Cash Portfolio                 Fixed Income Fund                      36,372,879                    -           36,372,879
                               (93 Transactions)

Cash Portfolio                 Fixed Income Fund                               -           31,973,443           31,973,443
                               (173 Transactions)

Fidelity Management Trust      Watkins-Johnson Fund                   11,838,225                    -           11,838,225
Company                        (235 Transactions)




                                                                            Fair Value
    Identity of Party                                                       of Asset on         Net Gain
        Involved                     Description of Asset                 Transaction Date      or (Loss)
- ---------------------------    ---------------------------------        -------------------    -----------

Series of Transactions:(1)

Bankers Trust                  Fixed Income Fund (Deposit                  $ 13,935,322             *
                               Contract)
                               (3 Transactions)

Fidelity Managed Income        Fixed Income Fund (Deposit                    16,607,211             *
Portfolio II (MIPII)           Contracts)
                               (93 Transactions)

Protective Life                Fixed Income Fund (Deposit                     7,160,494             *
                               Contract)
                               (3 Transactions)

Cash Portfolio                 Fixed Income Fund                             36,372,879             *
                               (93 Transactions)

Cash Portfolio                 Fixed Income Fund                             31,973,443             *
                               (173 Transactions)

Fidelity Management Trust      Watkins-Johnson Fund                          11,838,225             *
Company                        (235 Transactions)


(1) No expenses were incurred with any reportable transaction.

 * For each transaction, fair value (contract value) was equal to cost and accumulated interest.


                                                                                                              Schedule 2 (continued)
                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

                                            ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1995

          (One or a Series of Transactions Exceeding 5% of the Fair Value of the Plan Assets at the Beginning of the Year)

                                                                             Purchase           Selling          Cost of
Identity of Party Involved              Description of Asset                   Price             Price            Asset
- ----------------------------    --------------------------------------    ---------------     -------------    -------------

Series of Transactions:(1)

Fidelity Management Trust       Watkins-Johnson Fund                                 -           9,212,225        8,517,259
Company                         (164 Transactions)

Fidelity Management Trust       Magellan                                    12,362,013                   -       12,362,013
Company                         (241 Transactions)

Fidelity Management Trust       Magellan                                             -           9,373,737        8,096,157
Company                         (206 Transactions)

Fidelity Management Trust       OTC Portfolio                                5,548,361                   -        5,548,361
Company                         (209 Transactions)

Fidelity Management Trust       Balanced Fund                                6,799,489                   -        6,799,489
Company                         (230 Transactions)

Fidelity Management Trust       Balanced Fund                                        -           8,217,953        8,185,781
Company                         (210 Transactions)

Fidelity Management Trust       Retirement Government Money Market           7,795,613                   -        7,795,613
Company                         Fund
                                (390 Transactions)

Fidelity Management Trust       Retirement Government Money Market                   -           7,290,601        7,290,601
Company                         Fund
                                (352 Transactions)

                                                                                 Fair Value
                                                                                 of Asset on          Net Gain
Identity of Party Involved              Description of Asset                  Transaction Date        or (Loss)
- ----------------------------    --------------------------------------        ------------------     ------------

Series of Transactions:(1)

Fidelity Management Trust       Watkins-Johnson Fund                                9,212,225          694,966
Company                         (164 Transactions)

Fidelity Management Trust       Magellan                                           12,362,012             *
Company                         (241 Transactions)

Fidelity Management Trust       Magellan                                            8,096,157        1,277,580
Company                         (206 Transactions)

Fidelity Management Trust       OTC Portfolio                                       5,548,361                *
Company                         (209 Transactions)

Fidelity Management Trust       Balanced Fund                                       6,799,489                *
Company                         (230 Transactions)

Fidelity Management Trust       Balanced Fund                                       8,217,853           32,072
Company                         (210 Transactions)

Fidelity Management Trust       Retirement Government Money Market                  7,795,613                *
Company                         Fund
                                (390 Transactions)

Fidelity Management Trust       Retirement Government Money Market                  7,290,601                *
Company                         Fund
                                (352 Transactions)

(1) No expenses were incurred with any reportable transaction.

 *  For each transaction, fair value was equal to cost.

Deloitte &
  Touche LLP
- ------------   -----------------------------------------------------------------
               50 Fremont Street                       Telephone: (415) 247-4000
               San Francisco, California 94105-2230    Facsimile: (415) 247-4329

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-39962 of the Watkins-Johnson Employees' Investment Plan (the "Plan") on Form S-8 of our report dated May 24, 1996, appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 1995.


/s/ Deloitte & Touche LLP

June 26, 1996






- ----------------
Deloitte Touche
Tohmatsu
International
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